UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                          Houston American Energy Corp.
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                                (Name of Issuer)

                                  Common Stock
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                          (Title of Class of Securities

                                   441 83U 100
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                                 (CUSIP Number)

                                 Orrie Lee Tawes
                               350 Madison Avenue
                            New York, New York 10017
                                 (212) 389-8029
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 441 83U 100                   13D                          Page 1 of 1

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1    NAME  OF  REPORTING  PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Orrie Lee Tawes
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                       (b)  [ ]

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3    SEC  USE  ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d)  or  2(e)                                                          [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
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NUMBER OF     7     SOLE  VOTING  POWER                                3,117,010
SHARES
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY
EACH          8     SHARED  VOTING  POWER                                      0
REPORTING
PERSON        ------------------------------------------------------------------
WITH
              9     SOLE  DISPOSITIVE  POWER                           3,117,010

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              10    SHARED  DISPOSITIVE  POWER                                 0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,236,044
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
     (SEE INSTRUCTIONS)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.7%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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ITEM 1.     SECURITY AND ISSUER.

This statement relates to the Common Stock (the "Stock") of Houston American Energy Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 801 Travis Street, Suite 2020, Houston, Texas 77002.

ITEM 2.     IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this amended Schedule 13D Statement is hereby filed by the following person (the "Reporting Person"): Orrie Lee Tawes. The Reporting Person's address is 350 Madison Avenue, New York, New York 10017.

The Reporting Person is a partner of the brokerage firm, C. E. Unterberg Tobin, whose address is 350 Madison Avenue, New York, New York 10017.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 10, 2003, the Reporting Person converted loans to the Issuer, including accrued interest, totaling $186,016.83 into 465,042 shares of the Stock, which augmented the 2,651,968 shares of the Stock he already owned. The money loaned to the Issuer and converted into Stock came from his personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person initially acquired 726,968 shares of the Stock on September 28, 2001, for a purchase price of $282,410.89. On December 6, 2002, the Reporting Person acquired an additional 1,175,000 shares of the Stock for a purchase price of $235,000. On January 29, 2003, the Reporting Person paid $225,000 for an additional 750,000 shares of the Stock. On December 10, 2003, the Reporting Person converted $186,016.83 of loans, including accrued interest into an additional 465,042 shares of Stock. All purchases of the Stock were for personal investment.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the actions described in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. The Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.


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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person may be deemed to be the beneficial owner of 3,236,044 shares of the Stock, which constitutes approximately 16.7 percent of the outstanding shares of the Stock as of December 10, 2003, and consists of (i) the 3,117,010 shares of the Stock issued to the Reporting Person described in the preceding paragraphs, and (ii) 119,034 shares of the Stock indirectly owned by the Reporting Person, inasmuch as such shares are owned by his wife, Marsha Russell. The Reporting Person has the sole the power to vote and to dispose of all shares of the Stock owned by him directly.

Other than the transaction described in Item 4 above, there have been no transactions in the Stock by the Reporting Person or his wife, Marsha Russell, during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

None

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 12, 2003
                                               /s/ Orrie Lee Tawes
                                               -------------------------
                                               Orrie Lee Tawes


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